UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Information Statement pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934
(Amendment No.  )*

XYRATEX LTD

(Name of Issuer)

Common shares, par value $0.01 per share

(Title of Class of Securities)

G98268-10-8

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G98268-10-8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hg Investment Managers Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐ N/A

3.	SEC Use Only

4.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,586,311

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,586,311

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,586,311

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 5.6%

12.	Type of Reporting Person (See Instructions) OO

2

Item 1.
	(a)	Name of Issuer Xyratex Ltd
	(b)	Address of Issuer’s Principal Executive Offices Langstone Road, Havant PO9 1SA, United Kingdom

Item 2.
	(a)	Name of Person Filing Hg Investment Managers Limited
	(b)	Address of Principal Business Office or, if none, Residence 3rd Floor, Minerva House, 3-5 Montague Close, London SE1 9BB UNITED KINGDOM
	(c)	Citizenship England
	(d)	Title of Class of Securities Common shares, par value $0.01 per share
	(e)	CUSIP Number Not applicable.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

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Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,586,311
(b) Percent of class: 5.6%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,586,311
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 1,586,311
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group

Hg Investment Managers Limited is a subsidiary of HgCapital LLP.  Please see separate Schedule 13G filed by Hg Pooled Management Limited, a subsidiary of Hg Investment Managers Limited, filed as of the date hereof.

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005
Date
/s/ Frances Jacob
Signature
Frances Jacob / Director
Name/Title

5

Hg Investment Managers Limited

Minutes of a meeting of the Board of Directors held at Minerva House, 3-5 Montague Close, London on 11th November 2004

Present:	Frances Jacob (Chairman)
Jeremy Sharman

In Attendance:	John Kitching

Signing Authority

IT WAS REPORTED TO THE MEETING THAT:

Certain individuals were required to negotiate, settle the terms and execute agreements to which the Company was a party in connection with certain investing and divesting activities delegated to the Company by Merrill Lynch Investment Managers Limited.

It was proposed to authorise certain officials to sign all such agreements (and to carry out such acts and do such things as may be considered necessary or desirable in connection therewith) for and on behalf of the Company.

IT WAS RESOLVED:-

THAT any two of the signatories set out below, one of whom must be a director, be and are hereby authorised and empowered to negotiate, agree the terms of and execute agreements and deeds for and on behalf of the Company (and to carry out such acts and do such things as may be considered necessary or desirable in connection therewith) on behalf of its Clients, and in connection with any and all investment and divestment activities delegated to the Company by Merrill Lynch Investment Managers Limited.

Name	Signing Authority Level
Ian Armitage	Director
Frances Jacob	Director
Jeremy Sharman	Director
Lisa Stone	Director
Nicholas Turner	Director
Lindsay Dibden	Director
Nicholas Martin	Director
Nic Humphries	Director
Stephen Bough	Director
Richard Mathews	Associate Director
Ben Hewetson	Associate Director
Jill Ridley Smith	Associate Director
Robin Lincoln	Associate Director
Phillip Schwalber	Associate Director
Alex Shivananda	Associate Director
Emma Tinker	Associate Director
Stuart Widdowson	Associate Director

THAT the above authority shall cease in respect of an official immediately that any such official ceases to be authorised by the FSA in relation to the activities of the company.

/s/ Frances Jacob
Chairman

Third Floor, Minerva House, 3-5 Montague Close, London SE1 9BB

Tel: +44 (0)20 7089 7888   Fax: +44 (0)20 7089 7999   www.hgcapital.net

Registered in England No. 1579496. Registered office as above. VAT No. GB 766 4068 06. Regulated by the FSA.

HgCapital Investment Managers Limited

HgPooled Management Limited

Name	Signature	Signing Authority Level

Ian Armitage	/s/ Ian Armitage	Director

Frances Jacob	/s/ Frances Jacob	Director

Jeremy Sharman	/s/ Jeremy Sharman	Director

Lisa Stone	/s/ Lisa Stone	Director

Nicholas Turner	/s/ Nicholas Turner	Director

Lindsay Dibden	/s/ Lindsay Dibden	Director

Nicholas Martin	/s/ Nicholas Martin	Director

Name	Signature	Signing Authority Level

Nic Humphries	/s/ Nic Humphries	Director

Stephen Bough	/s/ Stephen Bough	Director

Richard Mathews	/s/ Richard Mathews	Associate Director

Ben Hewetson	/s/ Ben Hewetson	Associate Director

Jill Ridley-Smith	/s/ Jill Ridley-Smith	Associate Director

Robin Lincoln	/s/ Robin Lincoln	Associate Director

Phillip Schwalber	/s/ Phillip Schwalber	Associate Director

Name	Signature	Signing Authority Level

Alex Shivananda	/s/ Alex Shivananda	Associate Director

Emma Tinker	/s/ Emma Tinker	Associate Director

Stuart Widdowson	/s/ Stuart Widdowson	Associate Director